SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                        Financial Industries Corporation
                                (Name of Issuer)

                     Common Stock, par value $.20 per share
                         (Title of Class of Securities)

                                    317574101
                                 (CUSIP Number)

                                 J. Rowland Cook
                            Jenkens & Gilchrist, P.C.
                            2200 One American Center
                               600 Congress Avenue
                               Austin, Texas 78701
                                  512-499-3800
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 20, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  The Roy F. and Joann Cole Mitte Foundation, EIN 74-2766058
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [ ]

   (b) [X]
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds: N/A
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization            Texas
--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                1,552,206
Shares Bene-                                               ---------------------
ficially Owned        8.       Shared Voting Power              0
By Each                                                    ---------------------
Reporting             9.       Sole Dispositive Power           1,552,206
Person With                                                ---------------------
                      10.      Shared Dispositive Power         0
                                                           ---------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                               1,552,206
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
                               16.28%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)    OO
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Roy F. Mitte
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [ ]

   (b) [X]
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds: N/A
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization          USA
--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                1,592,007
Shares Bene-                                             -----------------------
ficially Owned        8.       Shared Voting Power              0
By Each                                                  -----------------------
Reporting             9.       Sole Dispositive Power           1,592,007
Person With                                              -----------------------
                     10.       Shared Dispositive Power         0
                                                         -----------------------


11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                               1,592,007
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
                               16.70%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Joann Cole Mitte
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [ ]

   (b) [X]
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds: N/A
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization          USA
--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                0
Shares Bene-                                              ----------------------
ficially Owned        8.       Shared Voting Power              0
By Each                                                   ----------------------
Reporting             9.       Sole Dispositive Power           0
Person With                                               ----------------------
                      10.      Shared Dispositive Power         0
                                                          ----------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                               0
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
                               0%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Scott Mitte
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [ ]

   (b) [X]
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds: N/A
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization USA
--------------------------------------------------------------------------------

Number of             7.       Sole Voting Power                45
Shares Bene-                                               ---------------------
ficially Owned        8.       Shared Voting Power              0
By Each                                                    ---------------------
Reporting             9.       Sole Dispositive Power           45
Person With                                                ---------------------
                      10.      Shared Dispositive Power         0
                                                           ---------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                               45
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
                               less than 1%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

                                PRELIMINARY NOTE

         This Amendment No. 1 ("Amendment No. 1") amends the original statement on Schedule 13D filed on June 26, 2000 (the "Original Statement") by The Roy F. and Joann Cole Mitte Foundation (the "Foundation"), Roy Mitte, and Joann Mitte (the "Reporting Persons"). The Original Statement, as amended by this Amendment No. 1, is referred to collectively as this "Statement."

         This statement is being filed because the Reporting Persons have called a special meeting of the Shareholders of the Company for the purpose of removing all of the current directors and replacing them.

         This Amendment No. 1 amends, supplements and restates in whole the following items of this statement to read as follows:

Item 2.      Identity and Background.

This Schedule 13D is filed on behalf of the Foundation, Roy F. Mitte, Joann Cole Mitte and Scott Mitte. The Foundation is a not-for-profit corporation organized under the laws of the State of Texas, and exempt from federal income tax under
Section 501(a) of the Internal Revenue Code of 1986, as amended, as an organization described in Section 501(c)(3). The address of the Foundation and of Roy F. Mitte, Joann Cole Mitte and Scott Mitte is 6836 Bee Caves Road, Suite 262, Austin, Texas 78746. The Foundation's principal business is the granting of educational scholarship funds to qualifying students. The principal occupation, business addresses and citizenship of each of the directors of the Foundation is set forth on Attachment A. None of the persons or entities on whose behalf this
Schedule 13D is being filed has been subject of any proceeding of the type described in Item 2(d) or (e).

Item 4.      Purpose of Transaction.

         On January 20, 2003, the Foundation, pursuant to Article 2.24(c) of the Texas Business Corporation Act, called for a special meeting of Shareholders of the Company, to be held February 4, 2003 (the "Special Meeting"). The purposes for which the Special Meeting is called are:

         (i) To consider and vote upon the removal from office of the entire board of Directors of the Corporation, consisting of 12 directors;
         (ii) To consider and vote upon the repeal of any amendments to the Company's Bylaws that are adopted by the Company's Board of Directors following the date of this notice;
         (iii) To consider and vote upon an amendment to the Company's bylaws to establish the size of the board at three members, with the board having the authority in the future to set the number of directors at not less than three nor more than 12; and
         (iv) To consider and vote upon the election of a new full Board of directors, consisting of three directors, to hold office until the next annual meeting of the shareholders of the Corporation, in the event that the entire present Board of Directors is removed from office pursuant to paragraph (i) hereof.

         The Reporting Persons have no intention of disposing of or acquiring additional shares of the Company's common stock. The Reporting Persons do not intend to solicit funds from any other person in connection with the Special Meeting, and will bear whatever expenses they may incur. Such expenses are estimated to be approximately $75,000, unless litigation is brought in connection with the Special Meeting.

         The Foundation is calling the Special Meeting for the purposes of electing new directors, with the expectation that each member of the new board: will be completely independent of current management; will not contain (at least initially) any inside directors; will have no affiliation with the Foundation or Roy Mitte or any member of his family; and will provide a fresh assessment of the Board's response to any indication of interest from any third party (including without limitation the Pillar Group) to acquire all or any part of the Company's outstanding equity securities, or to implement a change of control of the Company.

         The Reporting Persons have no present intention of soliciting proxies in connection with the Special Meeting other than solicitations conducted in reliance upon the "ten or fewer" exemption provided by Rule 14a-2(b)(2) under the Securities Exchange Act of 1934.

         The   Reporting   Persons  have  not  entered   into  any   agreements,
arrangements or understandings with others for the purpose of acquiring, holding, voting or disposing of stock of the Company.

         The Reporting Persons do not seek to acquire control of the business of the Company. Instead, the Foundation's purpose in calling the Special Meeting is to remove all current directors (including Roy Mitte and Scott Mitte), and to permit a majority of the Company's shareholders to elect a new, completely independent board.

         Other than as described above, the Reporting Persons have no plans or proposals which relate to or would result in the actions described in Items 4(a) through (j) of Schedule 13D.

         To the best knowledge and belief of the Reporting Persons, the citizenship of each person named in Appendix A is set forth in Appendix A hereto, and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer. The aggregate number of shares of percentage of Common Stock outstanding owned by each person named in Item 2 is as follows:

                                                      Percentage of Shares
                              Number of Shares             Outstanding*
                              ----------------        --------------------

Foundation (1)                   1,552,206                  16.28%

Roy F. Mitte (2)                 1,592,007                  16.70%

Joann Cole Mitte                         0                      0%

Scott Mitte                             45                      **



------------------------
*Based on the Company's most recent Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934.

**Less than 1%.

(1) The Roy F. and Joann Cole Mitte Foundation is a non-profit organization and its two members are Roy F. Mitte and Joann Cole Mitte. The Internal Revenue Service has determined that the Foundation is exempt from federal income tax under section 501(a) of the 501(c)(3) of the Code.

(2) Includes shares owned by Foundation, 35,401 shares allocated to Mr. Mitte's account under the 401(k) Plan, and 4,400 shares which may be acquired pursuant to options which are exercisable within 60 days.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2003.


                                   THE ROY F. AND JOANN COLE MITTE FOUNDATION



                                    By:  /s/ Roy F. Mitte
                                       -----------------------------------------
                                       Roy F. Mitte, President



                                     /s/ Roy F. Mitte
                                    --------------------------------------------
                                    Roy F. Mitte



                                     /s/ Joann Cole Mitte
                                    --------------------------------------------
                                    Joann Cole Mitte



                                     /s/ Scott Mitte
                                    --------------------------------------------
                                    Scott Mitte

                                   APPENDIX A


           Set forth below is the name, present principal occupation or employment, business address and citizenship of each director and executive officer of The Roy F. and Joann Cole Mitte Foundation. The Foundation is a not-for-profit corporation organized under the laws of the State of Texas.

                                Principal
Name and                        Occupation
Positions Held                  or Employment                    Business Address                    Citizenship
--------------                  -------------                    ----------------                    -----------

Roy F. Mitte                    Director of The Roy F. and       6836 Bee Caves Road, Suite 262      US
                                Joann Cole Mitte Foundation      Austin, Texas  78746



Joann Cole Mitte                Director of The Roy F. and       6836 Bee Caves Road, Suite 262      US
                                Joann Cole Mitte Foundation      Austin, Texas  78746



Scott Mitte                     Director of The Roy F. and       6836 Bee Caves Road, Suite 262      US
                                Joann Cole Mitte Foundation      Austin, Texas  78746



William R. Skipping             Founder - Family Uplift          3003 LBJ Freeway, Suite 122E        US
                                Housing Corporation              Dallas, Texas  75234



Dr. Jerome Supple               President and Professor of        1020 J.C. Kelam                     US
                                Chemistry, Southwest Texas        601 University Drive
                                State  University                 San Marcos, Texas 78666

